April 13, 2006 Division of Corporation Finance United States Securities and Exchange Commission Mail Stop 6010 100 F Street, NE Washington, D.C. 20549

	Attention:	Mr. Jeffrey Riedler
Mr. John L. Krug

	RE:	Columbia Laboratories, Inc.
Registration Statement on Form S-3 Amendment No. 2, Filed April 5, 2007 File Number 333-140107

Dear Mr. Riedler and Mr. Krug:

This responds to Mr. Krug’s telephone conversation on April 12, 2007, with Mr. Adam H. Golden advising that you have completed your review of the above registration statement. As a result, Columbia Laboratories, Inc. (the “Company”) hereby requests acceleration of the effective date of the pending registration statement to 4:00 pm, Washington DC time, on Tuesday, April 17, 2007, or as soon thereafter as is practicable. Furthermore, the Company acknowledges that:

	▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

	▪	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

	▪	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /S/ Michael McGrane Michael McGrane Senior Vice President, General Counsel and Secretary

	cc:	Adam H. Golden, Esq.
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